SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF APRIL, 2003


                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                 30 HASIVIM STREET O PETAH TIKVA 49133 O ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)


       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F [X]                      Form 40-F [  ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

       Yes [  ]                           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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Attached hereto and incorporated herein by reference is a Press Release issued by the Registrant dated April 2, 2003, entitled "ECI Telecom Completes Sale of InnoWave", attached as Exhibit 1 hereto.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ECI TELECOM LTD.
                                           (Registrant)


                                           By:     /s/ Martin Ossad
                                              -------------------------------
                                           Name:   Martin Ossad
                                           Title:  Corporate Vice President
                                                   & General Counsel



Dated:  Monday, May 5, 2003





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